March 6, 2025

Darcy Daubaras
Chief Financial Officer
HIVE Digital Technologies Ltd.
Suite 128, 7900 Callaghan Road
San Antonio, Texas 78229

       Re: HIVE Digital Technologies Ltd.
           Form 40-F for Fiscal Year Ended March 31, 2024
           File No. 001-40398
Dear Darcy Daubaras:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 40-F for Fiscal Year Ended March 31, 2024
Notes to the Consolidated Financial Statements
Note 2. Basis of Presentation and Material Accounting Policy Information
(e) Revenue recognition, page 7

1. Please respond to the following and revise your disclosure in future filings as necessary to address your revenue recognition under IFRS 15:
           Disclose, if true, that the contracts with mining pool operators are terminable at any time by either party without penalty.
           If they are, revise your disclosure to clarify that as a result of the termination rights, the mining pool agreement is continuously renewed for accounting purposes and the accounting duration of your contracts is less than 24 hours.
           Disclose how payments are generally calculated, including the various components of the payment (for example, block reward, transaction fees, less pool operator fee) and the period over which the computations take place (for example, generally midnight to midnight UTC).
           You disclose that the Group recognizes the revenue on a daily basis on the day it
 March 6, 2025
Page 2

           was received. Disclose whether revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator. Refer to
           IFRS 15.31.
             Revise your disclosure to clarify the timing and method of valuing the noncash consideration received.
Note 24. Financial Instruments and Risk Management, page 38

2. We note your disclosure that, "the Company's investment holdings that are not traded in active markets by the Company are considered investments." We further note that you account for the majority of your investments using Level 1 inputs, which indicates quoted prices (unadjusted) in active markets. Please tell us the following concerning your investments:
           How you determined that using Level 1 input is appropriate. Refer to paragraphs
           76-90 of IFRS 13.
           If you are not using Level 1 inputs, please revise future filings to disclose the specific valuation techniques and inputs used to determine fair value and make sure your disclosures are consistent with the requirements starting in paragraph 91 of IFRS 13.
Note 25. Digital Currency and Risk Management, page 47

3. We note your disclosure of the impact of a 5% variance in price for Bitcoin. Please tell us how you determined that a 5% impact was appropriate given the price volatility of Bitcoin in the periods presented. Please provide more robust sensitivity analysis in future filings. Refer to paragraphs 40-42 of IFRS 7.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets